Oaktree Capital Group, LLC. 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p +1 213 830-6300 www.oaktreecapital.com

December 22, 2020

VIA EDGAR
Robert Klein
Cara Lubit
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Oaktree Capital Group, LLC
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
Form 10-Q for the Quarterly Period Ended September 30, 2020
Filed November 6, 2020
File No. 001-35500
Ladies and Gentlemen:
Oaktree Capital Group, LLC (the “Company,” “Oaktree,” “we” or “our”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 11, 2020, regarding our Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”) and our Form 10-Q for the quarterly period ended September 30, 2020 (the “3Q 2020 Form 10-Q”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Unless otherwise defined below, terms defined in the 2019 Form 10-K or the 3Q 2020 Form 10-Q and used in the Company’s responses below shall have the meanings given to them in the 2019 Form 10-K or the 3Q 2020 Form 10-Q, as applicable.
Form 10-K for the Fiscal Year Ended December 31, 2019

Business
Asset Classes and Investment Strategies, page 9

1.We note your disclosures regarding asset classes and investment strategies. In your future filings, please revise here or within MD&A to include tabular and / or narrative discussion of fund investment performance, such as rates of return, comparison against benchmarks, or other applicable metrics by asset class, by strategy, and for any key funds.

We have considered the Staff’s comment and we respectfully advise the Staff that in future filings, we will revise our disclosure in the Business section to include tabular discussion of fund investment performance in a manner substantially consistent with the tabular discussion included on page 16 of our Form 10-K for the fiscal year ended December 31, 2018, along with, as applicable, tabular and / or narrative discussion of a similar nature with respect to any key funds.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 49

2.We note your disclosure of incentive-creating assets under management ("AUM") at the end of each reporting period with related definition disclosed on page 44. In your future filings, please revise to provide a rollforward, preferably in tabular format, of both your incentive-creating and total AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/depreciation, and foreign exchange impacts, to arrive at ending AUM balances for all periods presented. In addition, supplement your revised disclosure with a discussion of weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.

We have considered the Staff’s comment and we respectfully advise the Staff that in future filings, we will provide a rollforward in tabular format of both incentive-creating and total AUM that will show the beginning balance, gross inflows, gross outflows, market appreciation/deprecation and foreign exchange impacts to arrive at ending AUM balances for all periods presented. We advise the Staff that our typical incentive fee rates by fund type (e.g. closed-end and evergreen) are disclosed on page 8 in the Structure and Operations of our Business – Incentive Income of our 2019 Form 10-K. We further advise the Staff that we disclose our incentive fee rates along with the related waterfall provisions utilized to determine incentive income in our 2019 Form 10-K under “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – Revenues” and “MD&A – Accrued Incentives (Fund Level) and Incentives Created (Fund Level)”.
We advise the Staff that we do not believe a weighted average incentive fee rate or similar metric is meaningful as the revenue earned is based on our share of fund profits as opposed to a fixed percentage of gross assets or net asset value. Furthermore we advise the Staff that narrative and tabular information explaining significant trends and asset mix shifts that impact revenues are included in our 2019 Form 10-K under “Item 6 – Selected Financial Data – Operating Metrics” and “Item 7 – MD&A – Operating Metrics and Revenues”.
Form 10-Q for the Quarterly Period Ended September 30, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2019
Net Change in Unrealized Appreciation (Depreciation) on Consolidated Funds’ Investments, page 73
3.We note the significant depreciation on the consolidated funds' investments during the nine months ended September 30, 2020 compared to the gain during the nine months ended September 30, 2019. In your future filings, please revise to provide a more fulsome discussion of significant factors, investment concentrations and activities driving the change in the results of operations. For example, disclose more qualitative and quantitative details about the funds impacted, industry or geographic concentrations, or other significant factors impacting the valuation of the investments.

We respectfully advise the Staff that in future filings, we will revise our disclosure to provide a more fulsome discussion of significant factors, investment concentrations and activities driving the change in the results of operations, including, as applicable, more qualitative and quantitative details about the funds impacted, industry or geographic concentrations, or other significant factors impacting the valuation of the investments.
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Please do not hesitate to call me at (213) 356-3204 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Daniel D. Levin
Daniel D. Levin
Chief Financial Officer